Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Qfin Holdings, Inc.

奇富科技股份有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3660)

DATE OF BOARD MEETING AND
DATE OF PUBLICATION OF SECOND QUARTER AND INTERIM 2026
FINANCIAL RESULTS ANNOUNCEMENT

The board of directors (the “Board”) of Qfin Holdings, Inc. (the “Company”) will hold a Board meeting on Tuesday, August 25, 2026 (Beijing/Hong Kong time) for the purposes of, among other things, approving the Company’s unaudited financial results and announcement for the second quarter and six months ended June 30, 2026 (the “Q2 and Interim 2026 Financial Results”) and considering the recommendation for payment of dividend, if any. The Company will announce the Q2 and Interim 2026 Financial Results on Wednesday, August 26, 2026 (Beijing/Hong Kong time) on the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk and the Company’s website at https://ir.qfin.com, before the trading hours of The Stock Exchange of Hong Kong Limited.

The Company’s management team will host an earnings call at 8:30 p.m. U.S. Eastern Time on Tuesday, August 25, 2026 (8:30 a.m. Beijing/Hong Kong Time on Wednesday, August 26, 2026).

All participants who wish to join the conference call must pre-register online using the link provided below.

Registration Link: https://s1.c-conf.com/diamondpass/10056626-hxqxg1.html

Upon registration, each participant will receive details for the conference call, including dial-in numbers and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company’s website at https://ir.qfin.com.

By order of the Board
Qfin Holdings, Inc.
Haisheng Wu
Chief Executive Officer

Hong Kong, August 13, 2026

As at the date of this announcement, the board of directors of the Company comprises Mr. Haisheng Wu and Mr. Alex Zuoli Xu as Directors; and Mr. Gang Xiao, Mr. Andrew Y Yan, Mr. Fan Zhao, Mr. Eric Xiaohuan Chen, Mr. Xiangge Liu and Ms. Jiao Jiao as Independent Directors.